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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     DATE: FOR THE PERIOD ENDING 6 MAY 2004


                           TELSTRA CORPORATION LIMITED
                                 ACN 051 775 556

                              242 Exhibition Street
                             Melbourne Victoria 3000
                                    Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F [X]                   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes [ ]                         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

INDEX


Telstra announces plans to acquire KAZ Group Limited

Telstra announces resignation of Chairman Mr Bob Mansfield

Personal statement by Mr Bob Mansfield

Statement from Mr John Ralph Interim Chairman of Telstra

Telstra pays interim dividend

Telstra announces resignation of Admiral Bill Owens

MEDIA RELEASE                                          (KAZ LOGO) (TELSTRA LOGO)



7 April 2004
                                                                        109/2004

              TELSTRA ANNOUNCES PLANS TO ACQUIRE KAZ GROUP LIMITED

Telstra today announced plans to acquire 100 per cent of the shares in Australian IT services company, KAZ Group Limited. The plan has been unanimously endorsed by KAZ directors and will involve Telstra paying 40 cents per share in cash via a Scheme of Arrangement.

Telstra Chief Executive Officer, Dr Ziggy Switkowksi, said the transaction positions Telstra well in the managed services and Information and Communications Technology (ICT) markets, by expanding Telstra's IT services capability alongside its core strength in telecommunications.

"For Telstra, the transaction delivers increased capability in the ICT services market, a key driver of future growth for Telstra's Business and Government division, by enabling us to serve an increasing number of customers who are looking to telecommunications companies as partners who deliver and manage their complex IT and Business Process Outsourcing (BPO) services requirements," Dr Switkowski said.

"The combination of KAZ and Telstra's current managed services activities will create a profitable business unit with initial revenues approaching $1 billion per year."

KAZ Chief Executive Officer, Mr Peter Kazacos, who will continue to lead the business, said the transaction would take KAZ to the next stage of its development as a leading Australian-owned IT and BPO provider.

"We are excited about the opportunities that this transaction will bring by joining two established and respected companies with superior market positions," Mr Kazacos said.

"This combination of KAZ's and Telstra's strengths increases the solutions and services offering we can provide our customers and ensures we can be a competitive provider of all their communications, IT and BPO needs."

Telstra Chief Financial Officer, Mr John Stanhope, said that the transaction meets Telstra's investment criteria, providing operational control, being cash flow positive in year one and being EPS accretive within two years.

Telstra Business and Government Group Managing Director, Mr David Thodey, said KAZ brings experienced people with skills in BPO, systems integration, consulting,

Telstra's national media inquiry line is 13 1639 and Media Centre is located at:
                     www.telstra.com.au/communications/media
applications development and IT management services to complement Telstra's existing managed services business and telecommunications expertise.

"Our current intention is to operate KAZ as a stand-alone ICT business of sufficient scale to create a powerful force in the ICT marketplace," Mr Thodey said.

"This newly created business will allow Telstra to more effectively combine communication solutions and IT and BPO related services that, as a trusted and secure partner, will be managed and maintained on behalf of customers."

"The acquisition facilitates the delivery of end-to-end communications solutions to business and government customers from the advisory and consulting phase through to the delivery and management phase."

The offer price values KAZ equity (including share options) at $333 million and represents a 21 per cent premium to the volume weighted average share price of
33.2 cents since the announcement of KAZ's current half year result on 24 February 2004 and a 27 per cent premium to the three month volume weighted average share price of 31.5 cents.

KAZ directors unanimously support the proposed Scheme of Arrangement in the absence of a superior offer and currently intend to vote in favour of the Scheme in relation to their personal shareholdings. Lyndsey Cattermole and Peter Draney, who are directors of KAZ and together own 12 per cent of the shares, have agreed to grant Telstra a call option over their respective shareholdings.

The transaction is subject to a number of conditions, including approval from KAZ shareholders and the court as well as material adverse change and other common deal closure provisions. It is expected that the scheme documents will be sent to shareholders in late May and that shareholders will have the opportunity to vote on the scheme in late June.

A KAZ Shareholder Information Line has been established to address KAZ Shareholder inquiries. The number is 1800 040 842. International calls +61 3 9415 4204.

Macquarie Bank Limited advised Telstra and N M Rothschild and Sons Limited advised KAZ on this transaction.

Attachment A - Key terms of the Merger Implementation Agreement.

Attachment B - Key terms of the Option Deed between Telstra and Shareholder A and Shareholder B.

TELSTRA MEDIA CONTACT:                               KAZ MEDIA CONTACT:
GRAEME SALT                                          KEVIN RYDER
02 9298 5256                                         02 8263 2900


ATTACHMENT A

KEY TERMS OF THE MERGER IMPLEMENTATION AGREEMENT

Telstra and KAZ Group have signed a Merger Implementation Agreement ("MIA") dated 6 April 2004 which imposes obligations on them to proceed with the proposed scheme of arrangement. This attachment contains a summary only of the key points of the MIA. (The terms and conditions of the MIA will be set out in full in the scheme booklet.)

CONDITIONS

Implementation of the scheme is subject to a number of conditions precedent which must be satisfied before the second court hearing, including:

- (REGULATORY APPROVALS) the obtaining of any approvals required from regulatory bodies (including ASIC and ASX) and government agencies which are necessary to implement the scheme;

- (NO PRESCRIBED OCCURRENCES AND REGULATED EVENTS) there being no "prescribed occurrence" (broadly, the events listed in s652C of the Corporations Act) or "regulated event" (broadly, any return of capital or profits (other than the previously announced 2003 interim dividend), profit warning, disposal of the whole or a substantial part of the business or property, the acquisition or disposal of business or property in excess of $1 million or undisclosed capital expenditure in excess of $1 million) in relation to KAZ Group;

- (NO MATERIAL ADVERSE CHANGE) there being no event which could have a "material adverse effect" on the assets and liabilities, financial position and performance, business, operations, financial condition (including contingent liabilities), profits and losses or prospects of KAZ Group but excluding any effect arising from the termination or non-renewal of any customer contract or which could result in a diminution in KAZ Group's net assets (excluding goodwill) of $5.7 million or more;

- (NO CHANGE IN INDICES) the S&P/ASX 200 Industrials index not falling by 15% or more, and the NASDAQ composite index not falling by 25% or more, from the closing levels on the last trading day before the date of the MIA;

- (NO WARRANTY BREACH) no breach of warranty under the agreement by KAZ or Telstra;

- (NO RESTRAINTS) there being no orders restraining implementation of the scheme;

- (NO PENALTIES) KAZ Group not receiving any notice from a government agency that it may become liable for a penalty or breach of any law (other than a minor breach) and there is no circumstance in which the reputation of KAZ Group could be materially adversely effected; and

- (SHAREHOLDER APPROVAL) the approval of the scheme by the KAZ Group shareholders. The scheme also requires Court approval.

NO SOLICITATION

KAZ Group has agreed not to solicit any competing offer or proposal from any third party to acquire 20% or more of the KAZ Group shares, or all or a material part of

KAZ Group's business or property or to acquire control of or otherwise acquire or merge with KAZ Group.

BREAK FEE

KAZ Group has agreed to reimburse Telstra $3,300,000 of its costs, if:

- a competing takeover, scheme or other proposal is announced and the bidder acquires a relevant interest in more than 50% of the KAZ Group shares and that takeover, scheme or proposal is or becomes unconditional;

- a third party acquires or agrees to acquire the whole or a substantial part of KAZ Group's assets, business or property;

- any of the KAZ Group directors fails to make, or withdraws, a recommendation to shareholders in favour of the scheme except in circumstances where an independent expert report is commissioned by KAZ and that report fails to conclude that the transaction is in the best interests of KAZ Group shareholders; or

- any of the KAZ Group directors endorses or otherwise supports a competing takeover, scheme or other proposal to acquire the shares of KAZ Group or the whole or a substantial part of KAZ Group's assets, business or property.

Each party has agreed to reimburse the other $3,300,000 of its costs if the other terminates the agreement in circumstances where the non-terminating party is in material breach of the MIA.

OPTION HOLDERS

There will be a separate scheme of arrangement between KAZ Group and its option holders which, if approved by option holders and the court, will result in all the options being cancelled in return for an amount calculated by reference to the Black-Scholes option valuation methodology, taking into account the terms and conditions of the options.

TERMINATION

The MIA may be terminated in a number of circumstances before the second court hearing, including:

- by either party, if the other is in material breach, or the scheme is not approved by shareholders or the court, or the scheme has been restrained by a court or governmental agency, or the conditions precedent are not satisfied or waived or the court has not approved the scheme before 30 September 2004 or such other date as the parties may agree; and

- by Telstra, if a majority of KAZ Group directors withdraw or change their recommendation of the scheme or recommend or otherwise endorse a competing transaction, or a takeover bid is made which offers superior consideration to that offered by Telstra under the Scheme or if a person (other than Peter Kazacos or Telstra) acquires control over at least 25% of the votes.

ATTACHMENT B

KEY TERMS OF THE OPTION GRANTED TO TELSTRA BY LYNDSEY CATTERMOLE AND PETER
DRANEY

On 6 April 2004, Lyndsey Cattermole and Peter Draney granted Telstra an option to acquire their respective 6.1% holdings of KAZ Group shares. (The total KAZ Group shares which are the subject of the option deeds is 100,475,555 or 12.2%.) The key terms of the option deeds are summarised below.

- (CONSIDERATION) - If the option is exercised, Telstra will pay to Lyndsey Cattermole and Peter Draney the same amount per KAZ Group share as it pays to all other KAZ Group shareholders.

- (EXERCISE PERIOD) - The option can only be exercised by Telstra during a 20 business day period which ends on the earlier of:

      o the date 20 business days after the date of the conclusion of the shareholder meeting for the scheme of arrangement or, if a shareholder meeting is not convened by KAZ Group within 3 months after the date of the deed, the date that is 3 months after the date of the deed;

      o if a higher alternative proposal (which is a takeover bid) has been announced and that bid becomes or is declared unconditional and the bidder has acquired a relevant interest in more than 50% of the KAZ Group ordinary shares, the date that is the later of:

                  (i) one month after that higher alternative proposal was announced; and

                  (ii) 10 business days after the later of the bidder announcing that : (A) it has relevant interests in more than 50% of the KAZ Group shares, and (B) the takeover bid has become unconditional; and

      o     30 September 2004.

      At the end of the exercise period, the option will lapse.

- (SCHEME NOT APPROVED AND NO ALTERNATIVE PROPOSAL) - If the scheme is not approved by shareholders or the court, and no alternative proposal has been announced, the option will immediately lapse.

- (EFFECT OF HIGHER RIVAL PROPOSALS) - Telstra may only exercise the option if a third party has announced a higher alternative proposal and Telstra has subsequently announced a matching or higher proposal of its own. In addition, in order for the option to be exercised, at least one of the following must have happened:

      o a third party has relevant interests in more than 50% of the KAZ Group shares;

      o the Telstra proposal, if a scheme of arrangement, has been approved by KAZ Group shareholders or Telstra has relevant interests in more than 50% of the KAZ Group shares; and, if the Telstra proposal is subject to any defeating conditions (other than any condition not waivable by Telstra or a condition the satisfaction or non satisfaction of which is within the power of KAZ Group), Whistle waives, or announces an intention to waive, the conditions;

      o KAZ Group has agreed to sell the whole or a substantial part of its assets, business or property to a person other than Telstra; or

      o KAZ Group has agreed to propose a capital reduction or shareholder holder approval resolution under Item 7 of section 611 of the Corporations Act which, if approved, would result in a person other than Telstra having relevant interests in more than 50% of KAZ Group's ordinary shares.

- (VOTING) - Lyndsey Cattermole and Peter Draney remain free to vote their shares as they see fit.

                                                                  (TELSTRA LOGO)



14 April 2004                                    OFFICE OF THE COMPANY SECRETARY

The Manager                                      Level 41
                                                 242 Exhibition Street
Company Announcements Office                     MELBOURNE VIC 3000
Australian Stock Exchange                        AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000                                  Telephone 03 9634 6400
                                                 Facsimile 03 9632 3215


ELECTRONIC LODGEMENT

Dear Sir or Madam

TELSTRA ANNOUNCES RESIGNATION OF CHAIRMAN MR BOB MANSFIELD

The Telstra Board made the following announcement today.

      "Mr Bob Mansfield, Chairman of Telstra Corporation Limited, today tendered his resignation as Chairman and as a Director of the Company with immediate effect.

      The Board accepted Mr Mansfield's resignation. Mr Mansfield became a Director in November 1999 and Chairman from 1 January 2000. The Board thanked Mr Mansfield for his valuable contribution as Chairman and as a Director and wished him well.

      The Deputy Chairman of the Company, Mr John Ralph, has been unanimously elected interim Chairman pending the appointment of a new Chairman. The Board's Nominations Committee will be engaging a leading executive search firm to identify a person to become the new Chairman. This activity will be pursued urgently to have the new Chairman in position as soon as possible."

Yours sincerely

/s/ DOUGLAS GRATION

DOUGLAS GRATION
Company Secretary

                                                     Telstra Corporation Limited
                                                     ACN 051 775 556
                                                     ABN 33 051 775 556

                                                                Bob Mansfield AO



PERSONAL STATEMENT

14 April 2004


Today I announced my resignation as Chairman and as a Director of Telstra.

My resignation is effective today.

I joined the Board in November 1999 and became Chairman in January 2000.

It has been an honour to serve as Chairman of this great Australian Company. However, it has become evident to me recently that the bond of trust necessary for the Board to operate effectively has been ruptured. As Chairman, I cannot be accountable for the actions of individual Directors, but I do accept that the Board cannot operate as it does now and that the Chairman, in those circumstances, bears responsibility.

It is with regret that I have resigned but the accountability factor is clearly on me as Chairman and I accept that.

I have appreciated the support of the Deputy Chairman, John Ralph, during my Chairmanship and am grateful for his willingness to step in as interim Chairman and lead the search for a new Chairman, in conjunction with the Board.

Hopefully the appointment of a new Chairman in the near future can address the issues that have been affecting the Company and allow it to achieve the desired progress that is so important to all its stakeholders.

I wish the Company every possible success in the future.


   Level 31, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia
            Telephone: (61 2) 9236 0117 Facsimile: (61 2) 9236 0119

                                                                  (TELSTRA LOGO)


                          STATEMENT BY TELSTRA CHAIRMAN

The interim Chairman of Telstra, John Ralph, said today that his immediate focus and that of the Nominations Committee of the Board is on identifying a person who can take on the important and challenging task of leading the Company forward, in conjunction with the Chief Executive Officer, Ziggy Switkowski, and his management team. The executive search firm, Spencer Stuart, has been approached to participate in the search.

Mr Ralph said that he was sure the new Chairman, when he or she is appointed, will have the full support of the Board because all Board members will be involved in the final selection, and the new Chairman will be a person who, the Board will be confident, will have the support of the Company's shareholders.

The Board is united in its determination to maintain, and build on, the Company's strong position in the telecommunications industry. There is general agreement among the Company's directors on the strategic objectives for Telstra. The ongoing strategy is reviewed regularly and the next review by the Board will occur early next month as scheduled.

Mr Bob Mansfield, who resigned as Chairman and as a director of Telstra on 14 April, issued a personal statement as to how he saw his position, and the Company as required by the Corporations Act had forwarded this to the ASX. Mr Ralph said that the differences referred to in Mr Mansfield's statement referred to Board process and not to the broad strategic direction of the Company. It was in this context that Mr Mansfield offered his resignation and this was accepted by the Board.

Mr Ralph said that in his view there is a need for a range of views to be expressed and debated within the Boardroom. The objective of any board is to arrive at what is regarded by the board as the best decision for the company. This is a necessary process in exploring the full range of options available to a company. Mr Ralph said directors are concentrating on the challenges ahead and on working for the success of the Company and its shareholders.

Telstra's management team is getting on with the business of running the Company in the best interests of all its employees, customers and shareholders, and management's interactions with the Board are proceeding normally.

                                                                  (TELSTRA LOGO)


29 April 2004                                    OFFICE OF THE COMPANY SECRETARY

The Manager                                      Level 41
                                                 242 Exhibition Street
Company Announcements Office                     MELBOURNE VIC 3000
Australian Stock Exchange                        AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000                                  Telephone 03 9634 6400
                                                 Facsimile 03 9632 3215



ELECTRONIC LODGEMENT


Dear Sir or Madam

TELSTRA PAYS INTERIM DIVIDEND

In accordance with the listing rules, I attach an announcement for release to the market.

Yours sincerely

/s/ DOUGLAS GRATION

DOUGLAS GRATION
Company Secretary


                                                     Telstra Corporation Limited
                                                     ACN 051 775 556
                                                     ABN 33 051 775 556

MEDIA RELEASE                                                     (TELSTRA LOGO)



29 APRIL 2004                                                           127/2004



           TELSTRA PAYS SHAREHOLDERS INTERIM DIVIDEND OF $1.6 BILLION

Telstra Corporation will pay the interim dividend of 13 cents per share to its
1.75 million shareholders, a total amount of $1.6 billion, on Friday 30 April 2004.

Chief Executive Officer, Dr Ziggy Switkowski, said the interim ordinary dividend of 13 cents, declared at the half year financial results on 12 February 2004, was an increase of one cent on the prior corresponding half, up eight per cent on the previous interim ordinary dividend.

"Telstra's policy is to pay at least 60 per cent of net profit to shareholders and we have paid more than this percentage over the last two years in ordinary and special dividends. This has amounted to $6.176 billion in total," Dr Switkowski said.

"Our ongoing capital management strategy has also seen the successful completion of a $1 billion off-market Buy-Back in this period as well. The decision as to the size, timing and form of future capital returns will be a matter for the Board," he said.

Telstra's policy of paying dividends directly into shareholders' nominated bank accounts commences with this payment and 96 per cent of the dividend will be paid to more than 92 per cent of shareholders in this fast, efficient and secure way.

The dividend record date was 26 March, and the dividend is fully franked at a tax rate of 30 per cent.


MEDIA INQUIRIES
Kerrina Lawrence
Manager Media Relations
Telephone: 03 9634 5611
Mobile: 0419 352 313
kerrina.lawrence@team.telstra.com

Telstra's national media inquiry line is 13 1639 and Telstra's Media Centre is located at:

www.telstra.com.au/communications/media

                                                                  (TELSTRA LOGO)

6 May 2004                                       OFFICE OF THE COMPANY SECRETARY

The Manager                                      Level 41
                                                 242 Exhibition Street
Company Announcements Office                     MELBOURNE VIC 3000
Australian Stock Exchange                        AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000                                  Telephone 03 9634 6400
                                                 Facsimile 03 9632 3215



ELECTRONIC LODGEMENT

Dear Sir or Madam

TELSTRA ANNOUNCES RESIGNATION OF ADMIRAL BILL OWENS

In light of his appointment as President and Chief Executive Officer of Nortel Networks Corporation, Admiral William Owens has resigned as a director of Telstra with immediate effect.

Mr John Ralph, interim Chairman of the Board, said Admiral Owens was a very good director and had made an excellent contribution to the deliberations of the Board. Mr Ralph regretted that Admiral Owens' new responsibilities required him to leave the Board but wished him well in his new role.

Yours sincerely

/s/ DOUGLAS GRATION

DOUGLAS GRATION
Company Secretary

                                                     Telstra Corporation Limited
                                                     ACN 051 775 556
                                                     ABN 33 051 775 556

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           TELSTRA CORPORATION LIMITED


                           /s/  Douglas Gration
                           ---------------------------
                           Name: Douglas Gration
                           Title: Company Secretary

                           Date: 6 May 2004